UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ramaco Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75134P303

(CUSIP Number)

Energy Capital Partners Mezzanine LLC

Attn: Christopher M. Leininger, Esq.

40 Beechwood Road

Summit, New Jersey 07901

(973) 671-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 75134P303	Page 1 of 11 pages

1	Names of Reporting Persons Energy Capital Partners Mezzanine Opportunities Fund, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 113,762
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 113,762

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,762
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person PN

13D

CUSIP No. 75134P303	Page 2 of 11 pages

1	Names of Reporting Persons Energy Capital Partners Mezzanine Opportunities Fund A, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 113,762
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 113,762

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,762
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person PN

13D

CUSIP No. 75134P303	Page 3 of 11 pages

1	Names of Reporting Persons ECP Mezzanine B (Ramaco IP), LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

13D

CUSIP No. 75134P303	Page 4 of 11 pages

1	Names of Reporting Persons Energy Capital Partners Mezzanine GP, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 113,762
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 113,762

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,762
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person PN

13D

CUSIP No. 75134P303	Page 5 of 11 pages

1	Names of Reporting Persons Energy Capital Partners Mezzanine, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 113,762
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 113,762

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,762
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person OO (Limited Liability Company)

13D

CUSIP No. 75134P303	Page 6 of 11 pages

1	Names of Reporting Persons ECP ControlCo, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 113,762
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 113,762

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,762
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person OO (Limited Liability Company)

13D

CUSIP No. 75134P303	Page 7 of 11 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on February 21, 2017 (as amended to date, the “Schedule 13D”) relating to the common stock (the “Common Stock”) of Ramaco Resources, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

The Distribution

On March 22, 2022, Energy Capital Partners Mezzanine Opportunities Fund, LP, Energy Capital Partners Mezzanine Opportunities Fund A, LP, and ECP Mezzanine B (Ramaco IP), LP distributed 5,517,587 shares of Common Stock to their respective partners, who in turn distributed such shares of Common Stock to their respective partners and members (the “Distribution”).

13D

CUSIP No. 75134P303	Page 8 of 11 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, based on 44,109,366 shares of Common Stock outstanding as of November 1, 2021.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Energy Capital Partners Mezzanine Opportunities Fund, LP	113,762	*	0	113,762	0	113,762
Energy Capital Partners Mezzanine Opportunities Fund A, LP	113,762	*	0	113,762	0	113,762
ECP Mezzanine B (Ramaco IP), LP	0	*	0	0	0	0
Energy Capital Partners Mezzanine GP, LP	113,762	*	0	113,762	0	113,762
Energy Capital Partners Mezzanine, LLC	113,762	*	0	113,762	0	113,762
ECP ControlCo, LLC	113,762	*	0	113,762	0	113,762

*	Less than 0.1%

Following the Distribution, the amounts reported herein reflect shares held of record by Energy Capital Partners Mezzanine Opportunities Fund, LP (“ECP Mezz Fund”), Energy Capital Partners Mezzanine Opportunities Fund A, LP (“ECP Mezz Fund A”), Energy Capital Partners Mezzanine Opportunities Fund B, LP (“ECP Mezz Fund B” and, together with ECP Mezz Fund and ECP Mezz Fund A, the “ECP Mezz Funds”), and Energy Capital Partners Mezzanine GP, LP (“ECP Mezz Funds GP”).

ECP Mezz Funds GP is the general partner of each ECP Mezz Fund. Accordingly, ECP Mezz Funds GP may be deemed to indirectly beneficially own the shares of Common Stock held by each of the ECP Mezz Funds. ECP ControlCo, LLC (“ECP ControlCo”) is the sole managing member of Energy Capital Partners Mezzanine LLC, which is the general partner of ECP Mezz Funds GP and has voting and investment control over the securities held by each of the ECP Mezz Funds. Douglas Kimmelman, Andrew Singer, Peter Labbat, Tyler Reeder and Rahman D’Argenio are the managing members of ECP ControlCo and share the power to vote and dispose of the securities beneficially owned by ECP ControlCo. As such, each of ECP Mezz

13D

CUSIP No. 75134P303	Page 9 of 11 pages

Funds GP, ECP Mezz LLC, ECP ControlCo and Messrs. Kimmelman, Singer, Labbat, Reeder and D’Argenio may be deemed to have or share beneficial ownership of the shares of Common Stock held by the ECP Mezz Funds. Each such individual or entity disclaims beneficial ownership of these securities.

(c)    During the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock except for the Distribution.

(d)    None.

(e)    On March 22, 2022, following the Distribution, the Reporting Persons ceased to be the beneficial owner of greater than five percent of the outstanding shares of Common Stock of the Issuer.

13D

CUSIP No. 75134P303	Page 10 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 24, 2022

ENERGY CAPITAL PARTNERS MEZZANINE OPPORTUNITIES FUND, LP
By:	Energy Capital Partners Mezzanine GP, LP
its general partner
By:	Energy Capital Partners Mezzanine, LLC,
its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Managing Member

ENERGY CAPITAL PARTNERS MEZZANINE OPPORTUNITIES FUND A, LP
By:	Energy Capital Partners Mezzanine GP, LP
its general partner
By:	Energy Capital Partners Mezzanine, LLC,
its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Managing Member

ECP MEZZANINE B (RAMACO IP), LP
By:	Energy Capital Partners Mezzanine GP, LP
its general partner
By:	Energy Capital Partners Mezzanine, LLC,
its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Managing Member

13D

CUSIP No. 75134P303	Page 11 of 11 pages

ENERGY CAPITAL PARTNERS MEZZANINE GP, LP
By:	Energy Capital Partners Mezzanine, LLC,
its general partner
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Managing Member

ENERGY CAPITAL PARTNERS MEZZANINE, LLC
By:	ECP ControlCo, LLC, its managing member

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Managing Member

ECP CONTROLCO, LLC

By:	/s/ Christopher M. Leininger
Name:	Christopher M. Leininger
Title:	Managing Member